Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, AL 35211

February 17, 2012

Via EDGAR

Mr. Andrew D. Mew
Accounting Branch Chief
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Hibbett Sports, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 29, 2011
File No. 0-20969

Dear Mr. Mew:

Attached, please find our response to the Staff’s comments contained in your letter of January 27, 2012, following up on your comments regarding Hibbett’s Form 10-K for the year ended January 29, 2011.  For ease of reading, the staff comments are bolded.  Where applicable, we provided language for future disclosure based on how it will appear in our annual filing on Form 10-K for the period ended January 28, 2012.

In connection with responding to the comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 293-8117.

Sincerely,

/s/ Jeffry O. Rosenthal
Jeffry O. Rosenthal
Chief Executive Officer and President
Hibbett Sports, Inc.

Hibbett Sports, Inc.
Response to Staff Comment Letter Dated January 27, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Fiscal 2011 Compared to Fiscal 2010, pages 21-22

1.
Please provide a more robust discussion of your operating results by providing insights/reasons of the drivers behind the significant change in major income statement line items and any impacts on your earning trends.  Your discussion should also quantify the impacts to the extent they are material and necessary to an understanding of your businesses as a whole.  For example, we note your disclosure that “[d]istribution expense as a percentage of net sales decreased 19 basis points….Store occupancy expense as a percentage of net sales decreased 67 basis points…The largest decrease was rent expense as a percentage of net sales as we continue to experience rent savings through lease renegotiations and from co-tenancy violations by our landlords, offset somewhat by a decrease in construction allowances used to offset rent expense.” Refer to Item 303 of Regulation S-K.

In future filings, we will provide a more robust discussion of our operating results by providing insights of the drivers behind any significant change in major income statement line items, as well as, discussing impacts on earning trends.

Beginning with the annual filing on Form 10-K for the period ended January 28, 2012, we will expand our disclosure to highlight and attempt to quantify any changes or trends we feel have significantly impacted our operating results.  Future disclosure will read similar to the following:

“Distribution expense as a percentage of net sales decreased 19 basis points due to basis point decreases in salary and benefit costs compared to a year ago resulting from increased efficiencies in production and the use of third party logistic providers.  We expect these costs to stabilize over the next fiscal year.  Store occupancy expense as a percentage of net sales decreased 67 basis points.  The largest decrease was rent expense as a percentage of net sales as we continue to experience favorable sales and rent savings through lease renegotiations and from co-tenancy violations by our landlords.  We expect to continue to experience rent savings through lease renegotiations into next fiscal year.”

Item 8.  Consolidated Financial Statements

Consolidated Statements of Operations, page 33

2.
We note you record “store pre-opening costs” and “store closing costs” within the line item “store operating, selling and administrative expenses” based on your disclosure on page 39. Please tell us the amounts of store pre-opening costs and store closing costs, and present them separately from selling and administrative expenses on the face of the consolidated statements of operations.  Refer to Rule 5-03.4 of Regulation S-X.

As evidenced by the amounts below (in thousands), we do not believe that store pre-opening costs and store closing costs meet the requirement in Rule 5-03.4 of Regulation S-X for separate line item presentation on the face of the consolidated statements of operations.  However, we will continue to monitor the activity for inclusion on the face of the consolidated statements of operations when applicable.

Fiscal Year	Store Pre-opening Costs	Store Closing Costs
F2011	$832	$93
F2010	$713	$78
F2009	$1,423	$74

Consolidated Statements of Cash Flows, page 34

3.
Please separately present the non-cash charges/writedowns related to inventory shrinkage or obsolescence as adjustments from net income to net cash provided by operating activities on the face of the cash flow statements.

The total of non-cash charges/writedowns related to inventory shrinkage and obsolescence as adjustments from net income totaled $3.1 million in Fiscal 2011 and $3.5 million in Fiscal 2010.  We do not believe that these non-cash charges meet the requirement for separate line item presentation on the face of the consolidated statements of cash flows.  However, we will continue to monitor the activity for inclusion on the face of the consolidated statements of cash flows when applicable.

Notes to Consolidated Financial Statements

Note 1.  Basis of Presentation and Summary of Significant Accounting Policies, page 36

Vendor Arrangements, page 36

4.
We note your disclosure of consideration from vendors through a variety of other programs, including markdown reimbursements, vendor compliance charges and defective merchandise and return-to-vendor credits.  We note your disclosure of the nature and the accounting policy with respect to markdown reimbursement; however, we cannot locate further disclosure of the nature and the accounting policies with respect to other vendor arrangements as disclosed.  Please tell us and disclose the nature and the accounting for these arrangements and support your accounting with relevant accounting literature.  Please also tell us and consider disclosing these reimbursed amounts in future filings.

We analyze and account for all vendor consideration programs in accordance with Accounting Standards Codification (ASC) Topic 605, Revenue Recognition, Subtopic 50, Customer Payments and Incentives.  Cash consideration given to Hibbett by vendors is presumed to be a reduction of the merchandise cost unless otherwise required by ASC 605-50-45.  The amount of consideration from vendors for FY 2011, including rebates, markdown reimbursements, vendor compliance charges and damage allowances was approximately $4.5 million.

This amount does not include advertising cooperative reimbursements from vendors which is separately disclosed in Note 1 on Form 10-K and is the most significant component of vendor consideration.  We prefer not to disclose the remaining balance for competitive reasons regarding vendor arrangements.

Beginning with our annual filing on Form 10-K for the Fiscal Year Ended January 28, 2012, we will modify our disclosure to read similar to the following:

“We also receive consideration from vendors through a variety of other programs, including markdown reimbursements, vendor compliance charges and defective merchandise credits…….. If vendor funds are received prior to merchandise being sold, they are recorded as a reduction of inventory cost.  Vendor compliance charges and defective merchandise credits reduce the cost of inventories.”

Inventories and Valuation, page 38

5.	Tell us and disclose the method by which amounts are removed from inventory such as weighted average cost, FIFO, LIFO etc. Refer to Rule 5-02.6 (b) of Regulation S-X.

We utilize the weighted average cost method to remove items from inventory.  As required by Rule 5-02.6(b) of Regulation S-X, we will modify our disclosure to read similar to the following:

“Inventories and Valuation

Inventories are valued using the lower of weighted average cost or market method and items are removed from inventory using the weighted average cost method.

Lower of Cost or Market.  Market is determined based on estimated net realizable value.  We regularly review inventories to determine if the carrying value exceeds net realizable value……………………………..”

Deferred Rent, page 38

6.
We note your disclosure of landlord allowance comprising amounts received and/or promised by landlords and may be received in the form of cash or free rent.  We note you record a receivable from the landlord and a deferred rent liability when the allowances are earned and that the deferred rent is amortized into income through lower rent expense over the lease term and the receivable amount is reduced as you receive the amounts from landlord.  In order for us to better understand your disclosure, explain to us and clarify in the footnote the earning process for the allowances.  It appears your disclosure implied the earning process was complete upfront while the deferred rent amortization suggested it to be over the lease term on a straight line basis.

We did not intend for our disclosure to imply that the earnings process was complete upfront when this, in fact, is not the case.  Landlord allowances are recognized in earnings over the related lease term.

Beginning with the annual report on Form 10-K for Fiscal Year Ended January 28, 2012, we will clarify the disclosure for deferred rent and landlord allowances to read similar to the following:

“Deferred rent primarily consists of step rent and allowances from landlords related to our leased properties……….We record a receivable from the landlord and a deferred rent liability in accordance with the terms of the lease.  This deferred rent is amortized into net income (through lower rent expense) over the term (including the pre-opening build-out period) of the applicable lease, and the receivable is reduced as amounts are received from the landlord.”

Revenue Recognition, page 39

7.
We note your customer loyalty program or MVP Rewards program began in FY 2009 and that you record an estimate of the obligation as current liability based on historical redemption and a corresponding amount is recorded as a reduction to net sales in the period earned by customers.  In that regard, tell us and disclose in more detail on how the program works.  Explain to us how you reasonably determined that you have sufficient redemption history to estimate the liability in FY 2011 and FY 2010 in light of the program kickoff in FY 2009.

In FY 2009, we launched the MVP Rewards program where customers, upon registration, can earn points in a variety of ways, including store purchases, website surveys and other activities on our website.  Upon earning points, customers are issued reward certificates on a quarterly basis in $10 increments that can be redeemed in our stores.  In future disclosures, we will expand our disclosure to better explain how the program works.

Initially, as the MVP program was introduced, the program activity was limited.  Although our early estimates of program liability were based on limited historical data, the amounts recorded were inconsequential.

We have established quarterly data over three years and have experienced a fairly consistent redemption history over this period and we believe we have established a valid basis for our estimated liability.  The MVP Reserve liability in all periods recorded is inconsequential (FY 2009 - $15,000, FY 2010 - $30,000 and FY 2011 - $50,000).

8.
We note you began recognizing gift card breakage revenues based on historical redemption patterns and represents the balance of gift cards for which you believe the likelihood of redemption by the customer to be remote.  In that regard, explain to us and disclose in more detail your accounting policy in recognizing the breakage revenues including how and when you determine their redemption to be remote.  Explain to us why you state you did not have reliable historical data prior to FY 2010 and what new information arose that allowed you to begin recognizing the revenues in FY 2010 based on historical redemption patterns.

We recognize gift card breakage revenue at the point redemption becomes remote.  Based on analyses of redemption activity, we have determined the likelihood of redemption for gift cards 5 years after the date of initial issuance is remote.  Beginning with the annual report on Form 10-K for Fiscal Year Ended January 28, 2012, we will define our definition of remote within the disclosure.

The existing Hibbett gift card program began in FY 2003 when we had limited gift card activity.  Prior to this time, we did not have card-level tracking, aging and reporting capabilities in order to define what period constituted a “remote” likelihood of redemption.  Since FY 2003, we have used a third party service provider that tracks gift card activity and from whom we receive aging reports.  Our detailed analyses reveals that most aged gift cards have outstanding balances less than the initial value of the card, indicating there has been some redemption.  In addition, the analyses indicate that customers utilize the majority of the card value, but discard the remaining balance.  Our analyses also show that there is still redemption activity in each of the fiscal year aging categories; however, the activity in aging categories more than 5 years old is de minimus.  Thus, we determined that after 5 years, the likelihood of unused card balance redemption is remote.

Prior to FY 2010, although we monitored the gift card aging and related activity, we did not have enough historical information to determine the most logical breakpoint to define “remote”.  In FY 2010, we determined we had sufficient historical data to identify a logical breakpoint on the likelihood of redemption and established a 5 year definition of remote and recognized gift card breakage revenue for the first time.  The dollar amount recognized for breakage in FY 2010 was immaterial.

We analyze aged gift card activity annually, including redemption patterns, to re-validate our definition of remote.  Since FY 2010, the breakage has shown a trend of increasing in dollars with our store growth and the general popularity of gift cards, but our redemption trends have not changed significantly.

Item 9A. Controls and Procedures, page 50

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 50

9.
We note your disclosure that “[b]ased on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were designed and functioning effectively to provide reasonable assurance…” In that regard, explain to us exactly what “functioning effectively” means in the context of whether the disclosure controls and procedures is effective or not effective as of January 29, 2011.  Please revise by stating whether the disclosure controls and procedures are effective or not effective in future filings.  Refer to Item 307 of Regulation S-K.

In using the phrasing “functioning effectively,” our intent was to relay that our disclosure controls and procedures were effective as of January 29, 2011.  In future filings, we will modify our disclosure on the effectiveness of disclosure controls and procedures to include language similar to the following:

“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and President (principal executive officer) and Chief Financial Officer and Senior Vice President (principal financial officer), as appropriate, to allow timely decisions regarding the required disclosures.

As of the end of the period covered by this report (January 29, 2011), our management, under the supervision and with the participation of our Chief Executive Officer and President (principal executive officer) and Chief Financial Officer and Senior Vice President (principal financial officer), performed an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Based upon this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of January 29, 2011.”